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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 21, 2005

Bryan A. Supran
Corporate Counsel
General Law
Wyeth
Five Giralda Farms, 3A
Madison, NJ 07940


05002510

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/21/2005

Re: Wyeth
Incoming letter dated December 21, 2004

Dear Mr. Supran:

This is in response to your letters dated December 21, 2004 and January 14, 2005 concerning the shareholder proposals submitted to Wyeth by the AFSCME Employees Pension Plan; the Ohio Public Employees Retirement System; the New York City Employees' Retirement System; the Vermont State Teachers Retirement System and the Vermont State Employees Retirement System; the New York State Common Retirement Fund; and the Minnesota State Board of Investment. We also have received a letter from the Minnesota State Board of Investment dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: AFSCME Employees Pension Plan and co-proponents
c/o Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

5187

cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103



Five Giralda Farms, 3A
Madison, NJ 07940

Bryan A. Supran
Corporate Counsel
General Law
973-660-5722
supranb@wyeth.com

December 21, 2004

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Regarding Supply of Prescription Drugs to Foreign Markets and Importation into the U.S.

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") a stockholder proposal (the "First Proposal") from the American Federation of State, County and Municipal Employees' Pension Plan (the "Proponent") seeking "a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets." A copy of the First Proposal is attached hereto as Annex A. Three additional proponents subsequently submitted proposals to the Company that are identical to the First Proposal (the "Identical Proposals"). A fifth proponent subsequently submitted a proposal that is nearly identical in text to the First Proposal (the "Modified Proposal"), a copy of which is attached hereto as Annex B. Finally, a sixth proponent subsequently submitted a proposal that covers essentially the same subject matter as the First Proposal (the "Duplicative Proposal"), a copy of which is attached hereto as Annex C. The First Proposal, the Identical Proposals, the Modified Proposal and the Duplicative Proposal are referred to collectively in this letter as the "Proposals."

The Company intends to omit the Proposals from its proxy materials for the 2005 Annual Meeting as permitted under applicable regulations promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company contends that: (I) the First Proposal may be excluded on a number of alternative grounds, as follows: (a) pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) promulgated under the Exchange Act because the First Proposal, if fully implemented, would violate law and therefore the Company would lack the power and authority to implement



it, (b) Rule 14a-8(i)(7) because the First Proposal relates to the ordinary business operations of the Company, and (c) Rule 14a-8(i)(10) because, to the extent construed narrowly so as to involve only a "feasibility report" and thereby not involve the violation of law, the First Proposal already has been substantially implemented and is moot; and (II) the Identical Proposals, the Modified Proposal and the Duplicative Proposal may be excluded on the same grounds as the First Proposal and, assuming *arguendo* that the First Proposal is included in the Company's proxy materials, may be excluded pursuant to Rule 14a-8(i)(11) because such proposals substantially duplicate the First Proposal.

I. Grounds to Exclude the First Proposal

(a) Rule 14a-8(i)(2) – Violation of Law
Rule 14a-8(i)(6) – Lack of Power or Authority to Implement

Rule 14a-8(i)(2) provides that a proposal may be excluded if "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) provides that a proposal may be omitted if "the company would lack the power or authority to implement the proposal." As more fully described below, the Company believes that the First Proposal is excludable on both of these grounds because its implementation would violate federal law as well as likely cause the Company to breach existing contractual commitments and infringe certain intellectual property rights.

The First Proposal requests ". . . that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation[1] of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets. . . ."

On its face, the First Proposal seeks to cause the Company to facilitate the importation of prescription drugs into the U.S. by altering its existing practice of

[1] The Proposals (and supporting statements) appear to use the terms "reimportation" and "importation" interchangeably to refer to importation into the U.S. of drugs that were sold or intended for sale in foreign countries, whether such drugs were originally manufactured inside or outside the U.S. From a regulatory point of view, however, these terms have distinct meanings -- "reimportation" refers to the return to the U.S. of drugs previously manufactured in the U.S. and exported, while "importation" refers more broadly to importation of drugs into the U.S. without regard to where they were manufactured (i.e. "importation" includes but is not limited to "reimportation"). We use these terms in this letter consistent with their meanings under applicable regulation.



supplying foreign markets with quantities of its pharmaceutical products designed to meet the needs of patients in those markets. The Company's supply practices in this regard are based, among other reasons, on the fact that U.S. federal laws and regulations, particularly the Federal Food, Drug, and Cosmetic Act (as amended, the "FD&C Act"), expressly prohibit (i) reimportation of drugs into the U.S. by any person other than the manufacturer and (ii) importation of drugs into the U.S. that have not first been approved by the U.S. Food and Drug Administration ("FDA") and manufactured, packaged and labeled in accordance with such approval (which is inherently not the case for drugs manufactured for sale outside the U.S.).[2] In its February 12, 2003 letter to Robert P. Lombardi, Esq. of the Kullman Firm (the "Kullman Letter"), a copy of which is attached hereto as Annex D, the FDA summarized the state of federal law on importation of drugs as follows:

> The starting point for our analysis is the legal framework applicable to imports of prescription drugs from Canada. [Footnote in original: We will limit our discussion to drugs imported from Canada because your request is so limited. The legal analysis is the same for drugs imported from any foreign country.] First, as your letter notes, even if a prescription drug is approved in the U.S., if the drug is also originally manufactured in the U.S., it is a violation of the [FD&C] Act for anyone other than the U.S. manufacturer to import the drug into the United States (21 U.S.C. § 381(d)(1)). We believe that virtually all drugs imported to the U.S. from Canada by or for individual U.S. consumers also violate U.S. law for other reasons. Generally, such drugs are unapproved (21 U.S.C. § 355), labeled incorrectly (21 U.S.C. § 353(b)(2)), and/or dispensed without a valid prescription (21 U.S.C. § 353(b)(1)). Thus, their shipment into the U.S. from Canada violates the Act. *See, e.g.,* 21 U.S.C. 331(a), (d), (t). . . .
>
> As noted in your letter, there are many potential avenues of civil and criminal liability for parties involved in violations of the [FD&C] Act. A court can enjoin violations of the [FD&C] Act. 21 U.S.C. § 332. A

[2] We also note that the FDA maintains a "personal importation policy" pursuant to which, as a matter of enforcement discretion, the FDA permits physicians and patients to import otherwise illegal drugs for the limited purpose of treating a serious medical condition for which effective treatment may not be available in the U.S. The FDA has made it clear that ". . . this policy is not intended to allow importation of foreign versions of drugs that are approved in the U.S. . . . It does not change the law, and it does not give a license to persons to import or export illegal drugs into the United States." Kullman Letter (as defined below), pp. 3-4.



> person who violates the Act can also be held criminally liable. 21 U.S.C. § 333. A misdemeanor violation of the [FD&C] Act is a strict liability offense. See *United States v. Dotterweich*, 320 U.S. 277, 284 (1943); 21 U.S.C. § 333(a)(1). A violation that is committed with intent to defraud or mislead or after a prior conviction for violating the [FD&C] Act is a felony. 21 U.S.C. § 333(a)(2). Separately, it is a felony to knowingly import a drug in violation of the reimport prohibition. 21 U.S.C. §§ 333(b)(1)(A), 381(d)(1).
>
> Those who can be found civilly and criminally liable include all who cause a prohibited act. 21 U.S.C. § 331 ("The following acts and the causing thereof are hereby prohibited"). Those who aid and abet a criminal violation of the Act, or conspire to violate the [FD&C] Act, can also be found criminally liable. 18 U.S.C. §§ 2, 371.

The FDA has reaffirmed this interpretation publicly on numerous occasions since the issuance of the Kullman Letter, as evidenced by the press statements, letters to government officials and testimony available on the FDA's web site at www.fda.gov/importeddrugs. Oversupplying foreign markets in such a way as to facilitate importation of prescription drugs into the U.S. as envisioned by the First Proposal would violate (or, at a minimum, aid or abet others in violating) U.S. federal law and thereby potentially subject the Company to FDA enforcement and penalties.

Notably, on two occasions in the past decade, Congress has passed legislation conditionally authorizing the importation of pharmaceutical products from specified countries into the U.S., but in each case the authorization was conditioned upon the Secretary of the U.S. Department of Health and Human Services ("HHS") certifying to Congress that such importation will "pose no additional risk to the public's health and safety" and will "result in a significant reduction in the cost of covered products to the American consumer."[3] Two successive HHS Secretaries have been unwilling to make such a certification in light of the multiple dangers to the public health that could result, including, most significantly, the risk to public safety from counterfeit drugs, misbranded drugs,

[3] *See* Section 804 of the FD&C Act, as originally enacted by the Medicine Equity and Drug Safety Act of 2000 and subsequently amended by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, a copy of the relevant portions of which is attached hereto as Annex E.

mislabeled drugs and expired medication.[4] The 2003 law establishing the Medicare prescription drug benefit requires HHS to issue a report to Congress on these matters by December 2004.[5] In February 2004, HHS created a Task Force on Drug Importation to advise and assist it in determining whether and under what circumstances drug importation might be conducted safely, and what its likely consequences would be for the public health, medical costs, and development of new medicines for American patients. To date, the Task Force has not reported its conclusions and HHS has not made the requisite certifications to Congress. Accordingly, importation of prescription drugs under the circumstances envisioned by the First Proposal remains illegal. If implemented, the First Proposal thus would result in the Company facilitating an illegal practice that HHS has declined to authorize due to public health concerns.

Additionally, many of the Company's pharmaceutical products are manufactured and marketed in many jurisdictions throughout the world and are generally subject to multiple levels of contractual and intellectual property rights in each country, territory or region, with exclusive rights in each such jurisdiction being the norm. Actively facilitating the importation of drugs into the U.S. could, in many cases, violate the Company's contractual obligations to third parties, and/or further violate law by infringing patent, trademark and other intellectual property rights.

The Company believes that the First Proposal is excludable under Rule 14a-8(i)(2) because, if fully implemented, it would result in a violation of federal law. Further, as it has been firmly established that a board of directors may not be put in a position of violating law or contractual obligations through implementation of a stockholder proposal, the Company believes that the First Proposal is also excludable under Rule 14a-8(i)(6).

(b) Rule 14a-8(i)(7) – Ordinary Business Operations

In the alternative, the Company submits that the First Proposal is excludable under Rule 14a-8(i)(7). Under that rule, the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company) provide that the

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[4] *See* Kullman Letter (as defined above), p. 3 ("HHS Secretary Tommy Thompson and former HHS Secretary Donna Shalala both declined to make such findings.")
[5] Section 1121 of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, a copy of which is included in Annex E attached hereto.



day-to-day operations of the business of a corporation are properly left to the board of directors and management and not the stockholders.[6]

The ordinary business grounds for exclusion have regularly been granted in accordance with the SEC's position on this issue when the subject matter of the proposal "is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[7] A second factor is "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances such as where the proposal involves intricate detail . . . . or methods of implementing complex policies."[8]

The Company believes that the First Proposal properly may be omitted from the Company's 2005 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The First Proposal requests ". . . that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets. . . ." The SEC has indicated that in the event a proposal seeks an advisory report, as is the case with the First Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[9]

In the Company's view, the First Proposal seeks to micro-manage the business of the Company by involving stockholders in decisions about the quantities of products to be supplied to territories outside the U.S. Supply chain decision-making is a highly complex aspect of a global pharmaceutical company's business. It is further complicated by the laws of each jurisdiction involved, and the contractual and intellectual property rights of multiple potentially affected parties. Such decision-making involves common actions that are performed

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[6] *See* Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors."

[7] Exchange Act Release No. 34-40018 at "III" (May 21, 1998).

[8] *Id.*

[9] *See* Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a subject within the scope of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph [(i)(7)] largely a nullity."



solely by management and are not extraordinary in nature. The Staff has concurred that proposals which seek to "micro-manage" or pertain to non-extraordinary transactions are excludable under Rule 14a-8(i)(7).[10]

The SEC has previously taken the position, however, that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[11] While any change in federal law to permit importation of drugs into the U.S. undoubtedly would involve important social policy issues, the First Proposal does not request that the Company support or take any other action with respect to such changes in the law, i.e. the First Proposal is not "focused" on the social policy issues. Rather, perhaps in an attempt to circumvent exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6), the First Proposal is cast as a request that the Company evaluate the feasibility of changing its supply chain practices – a subject clearly within the ordinary business operations of the Company. Assuming that, *arguendo*, the First Proposal could be read so narrowly as to avoid exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6), the Company believes that such a reading would necessarily render it excludable under the ordinary business exclusion.

For the reasons detailed above, we believe that, to the extent not excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6) or Rule 14a-8(i)(10) (discussed below), the First Proposal is excludable under Rule 14a-8(i)(7).

(c) Rule 14a-8(i)(10) – Mootness

In the alternative, the Company also submits that the First Proposal is excludable under Rule 14a-8(i)(10), which permits exclusion of a proposal if the Company has already substantially implemented the proposal making it moot.

As a global pharmaceutical company, Wyeth has a duty to keep abreast of and to comply with applicable laws worldwide, paying particularly keen attention to laws and regulations relating to the sale of pharmaceutical products in the U.S. Drug importation has been the subject of significant lawmaking, regulation and litigation over the last 10 years and Wyeth closely monitors these developments in connection with formulating its policies in many areas, including its policies with respect to supply of drugs to foreign markets.

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[10] *See, e.g.,* Archon Corporation (March 10, 2003).
[11] Exchange Act Release No. 34-40018 at "III" (May 21, 1998).



As a company with an excellent record on corporate governance, Wyeth management and the Board of Directors regularly examine and discuss significant issues that affect the Company. As drug importation is an important topic, the Board is regularly updated on this issue.

Assuming, *arguendo*, that the First Proposal could be interpreted narrowly to require, if implemented, only a feasibility study, rather than a change in supply practices to facilitate importation in violation of federal law, the functional equivalent of such a feasibility report has been and will continue to be "substantially implemented" as a result of the ongoing management of the affairs of the Company by its Board.

For the reasons detailed above, we believe that, to the extent not excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6) or Rule 14a-8(i)(7), the First Proposal is excludable under Rule 14a-8(i)(10).

II. Grounds to Exclude the Identical Proposals, the Modified Proposal and the Duplicative Proposal

The Company believes that the Identical Proposals, the Modified Proposal and the Duplicative Proposal are excludable for the same reasons as set forth above with respect to the First Proposal. The Company further believes that, assuming *arguendo* that the First Proposal is included in the Company's proxy materials for its 2005 Annual Meeting, the Identical Proposals, the Modified Proposal and the Duplicative Proposal are excludable under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

Following receipt of the First Proposal on October 25, 2004, the Company received three categories of proposals that are excludable under Rule 14a-8(i)(11): (i) the Identical Proposals (and identical supporting statements) were submitted by the Ohio Public Employees Retirement System, the New York City Employees' Retirement System and the Vermont State Teachers Retirement System/Vermont State Employees Retirement System; (ii) the Modified Proposal was submitted by the New York State Common Retirement Fund, and (iii) the Duplicative Proposal was submitted by the Minnesota State Board of Investment.



With regard to the Identical Proposals submitted after the First Proposal was received, the Company requests the Staff's concurrence that exclusion of these proposals would be permitted under Rule 14a-8(i)(11).

Similarly, the Modified Proposal, which was received by the Company after the First Proposal, is substantially identical to the First Proposal (including identical supporting statements). The Modified Proposal simply changes the words "would require the company not to constrain" to "does not constrain" in the resolution but is otherwise identical and is therefore excludable under Rule 14a-8(i)(11).

Finally, the Modified Proposal which was received from the Minnesota State Board of Investment after receipt of the First Proposal is excludable as it substantially duplicates the First Proposal. The Duplicative Proposal requests "the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents."

The First Proposal would require the Board to "prepare a feasibility report on adopting a policy that would require Wyeth not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets." If the First Proposal were to receive a majority vote at the 2005 Annual Meeting and the Board were to elect to implement the First Proposal, the Board's analysis surely would include a "study of the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents." Indeed, the Company believes that the Duplicative Proposal is completely subsumed by the First Proposal on its face. In addition, in reading the respective supporting statements, it is clear that both the First Proposal and the Duplicate Proposal are addressing the exact same topics, particularly the importation of drugs from Canada or other foreign countries into the U.S. and the potential legal risk and public perception of the Company related to this issue.

Additionally, shareholders would likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. If both proposals were included in the Company's proxy materials, shareholders would assume incorrectly that there must be substantive differences between two proposals. In addition, should both the First Proposal and the Duplicative

Proposal be voted upon at the 2005 Annual Meeting with only one proposal passing, the Board would not know the intention of the shareholders.

For the foregoing reasons, the Company believes that the Duplicative Proposal may be excluded under Rule 14a-8(i)(11).

Conclusion

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposals from the proxy materials for its 2005 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2005 Annual Meeting on or about March 16, 2005.

A copy of this letter and enclosures is being mailed to the proponent of each of the Proposals.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its enclosures. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Bryan A. Supran

Enclosures

cc: American Federation of State, County and Municipal Employees' Pension Plan (First Proposal)
Ohio Public Employees Retirement System (Identical Proposal)
New York City Employees' Retirement System (Identical Proposal)
Vermont State Teachers Retirement System / Vermont State Employees Retirement System (Identical Proposal)
New York Common Retirement Fund (Modified Proposal)
Minnesota State Board of Investment (Duplicative Proposal)

Eileen M. Lach, Corporate Secretary

Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

INDEX TO ANNEXES

ANNEX A

THE FIRST PROPOSAL

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is

being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

ANNEX B

THE MODIFIED PROPOSAL

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that does not constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

ANNEX C

THE DUPLICATIVE PROPOSAL

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2005.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words

ANNEX D

THE KULLMAN LETTER



DEPARTMENT OF HEALTH & HUMAN SERVICES

Public Health Service

Food and Drug Administration
Rockville MD 20857

February 12, 2003

Via Facsimile (504-524-4162)
and U.S. Mail
Robert P. Lombardi, Esq.
The Kullman Firm
P.O. Box 60118
New Orleans, LA 70160

Dear Mr. Lombardi:

I write in response to your letter to Mr. Harold Davis of this agency, dated November 8, 2002. In your letter, you state that your firm represents a number of sponsors and/or administrators of employer-sponsored health plans. You raise many questions about potential civil and criminal liability of various parties involved in importing prescription drugs from Canada.

For public health reasons, FDA is very concerned about the importation of prescription drugs from Canada. In our experience, many drugs obtained from foreign sources that purport and appear to be the same as U.S.- approved prescription drugs have been of unknown quality. We cannot provide adequate assurance to the American public that the drug products delivered to consumers in the United States from foreign countries are the same products approved by FDA.

From a legal standpoint, businesses and individuals that are involved in shipping prescription drugs to consumers in the U.S. must take many steps to ensure compliance with the Federal Food, Drug, and Cosmetic Act (the Act). Practically speaking, it is extremely unlikely that a pharmacy could ensure that all of the applicable legal requirements are met.

If parties are involved in violations of the Act, there are many potential avenues of liability. A court can enjoin violations of the Act. A person who violates the Act can also be held criminally liable. Those who can be found civilly and criminally liable under the Act include all who cause a prohibited act. Those who aid and abet a criminal violation of the Act, or conspire to violate the Act, can also be found criminally liable.

FACTUAL SCENARIO

You ask us about the potential liability of various participants in the following factual scenario:

> A health plan's sponsor amends a health plan to include coverage for prescription drugs purchased outside of the United States.
>
> The health plan's administrator publicizes this change to plan members.
>
> A health plan member in the United States obtains a valid prescription from a licensed U.S. physician and forwards the prescription to Expedite-Rx, a company that performs technological services for SPC Global Technologies, Ltd. ("SPC"), a claims processing company.
>
> Expedite-Rx receives the prescription, performs certain data entry services and forwards the prescription, along with ancillary patient-protective information, to a licensed pharmacy in Canada.
>
> In Canada, a Canadian doctor rewrites the prescription.
>
> A Canadian pharmacy then fills the prescription and ships the drugs directly to the patient in the United States.
>
> Neither the employer, SPC, nor Expedite-Rx handles the drugs.
>
> Expedite-Rx consolidates the plan and patient co-pays and forwards the payment to the Canadian pharmacy.
>
> The plan will not cover Cipro, "quack" drugs, or controlled substances from a source outside of the United States.

GENERAL LEGAL FRAMEWORK

The starting point for our analysis is the legal framework applicable to imports of prescription drugs from Canada.[1] First, as your letter notes, even if a prescription drug is approved in the U.S., if the drug is also originally manufactured in the U.S., it is a violation of the Act for anyone other than the U.S. manufacturer to import the drug into the United States (21 U.S.C. § 381(d)(1)). We believe that virtually all drugs imported to the U.S. from Canada by or for individual U.S. consumers also violate U.S. law for other reasons. Generally, such drugs are unapproved (21 U.S.C. § 355), labeled incorrectly (21 U.S.C. § 353(b)(2)), and/or dispensed without a valid prescription (21 U.S.C. §

[1] We will limit our discussion to drugs imported from Canada because your request is so limited. The legal analysis is the same for drugs imported from any foreign country.

353(b)(1)). Thus, their shipment into the U.S. from Canada violates the Act. See, e.g., 21 U.S.C. 331(a), (d), (t).[2]

The reason that Canadian or other foreign versions of U.S.-approved drugs are generally considered unapproved in the U.S. is that FDA approvals are manufacturer-specific, product-specific, and include many requirements relating to the product, such as manufacturing location, formulation, source and specifications of active ingredients, processing methods, manufacturing controls, container/closure system, and appearance. 21 C.F.R. § 314.50. Frequently, drugs sold outside of the U.S. are not manufactured by a firm that has FDA approval for that drug. Moreover, even if the manufacturer has FDA approval for a drug, the version produced for foreign markets usually does not meet all of the requirements of the U.S. approval, and thus it is considered to be unapproved. 21 U.S.C. § 355.

Virtually all shipments of prescription drugs imported from a Canadian pharmacy will run afoul of the Act, although it is a theoretical possibility that an occasional shipment will not do so. Put differently, in order to ensure compliance with the Act when they are involved in shipping prescription drugs to consumers in the U.S., businesses and individuals must ensure, among other things, that they only sell FDA-approved drugs that are made outside of the U.S. and that comply with the FDA approval in all respects, including manufacturing location, formulation, source and specifications of active ingredients, processing methods, manufacturing controls, container/closure system, and appearance. 21 C.F.R. § 314.50. They must also ensure that each drug meets all U.S. labeling requirements, including that it bears the FDA-approved labeling. 21 C.F.R. § 201.100(c)(2). The drug must also be dispensed by a pharmacist pursuant to a valid prescription. 21 U.S.C. § 353(b)(1).

Your letter mentions that 21 U.S.C. § 384 would allow drug wholesalers and pharmacists to import prescription drugs from certain countries under certain circumstances. As noted in your letter, however, that section is not in effect. That section would only become effective if the Secretary of Health and Human Services were to certify to Congress that the section's implementation will "pose no additional risk to the public's health and safety" and will "result in a significant reduction in the cost of covered products to the American consumer." 21 U.S.C. § 384(l). HHS Secretary Tommy Thompson and former HHS Secretary Donna Shalala both declined to make such findings.

FDA'S PERSONAL IMPORTATION POLICY

There has been some confusion about whether FDA's Personal Importation policy changes the law with respect to personal imports of pharmaceuticals. This confusion is reflected in your letter. The Personal Importation policy is used to guide the agency's enforcement discretion with respect to imports by individuals of drugs for their personal

[2] Shipping prescription drugs to consumers in the U.S. may also violate state law because, among other things, many U.S. states require that a pharmacy that ships drugs to a consumer within that state be registered with, or licensed by, the state. Obviously, we cannot analyze state law issues for you.

use. Under certain defined circumstances, as a matter of enforcement discretion, FDA allows consumers to import otherwise illegal drugs. Under this policy, FDA permits individuals and their physicians to bring into the United States small quantities of drugs sold abroad for a patient's treatment of a serious condition for which effective treatment may not be available domestically. This approach has been applied to products that do not present an unreasonable risk and for which there is no known commercialization and promotion to persons residing in the U.S. A patient seeking to import such a product must also provide the name of the licensed physician in the U.S. responsible for his or her treatment with the unapproved drug product. See FDA Regulatory Procedures Manual, Chapter 9, Subchapter: Coverage of Personal Importations.

However, this policy is not intended to allow importation of foreign versions of drugs that are approved in the U.S., particularly when the foreign versions of such drugs are being "commercialized" to U.S. citizens. (Foreign versions are often what Canadian pharmacies offer to sell to U.S. consumers.) Moreover, the policy simply describes the agency's enforcement priorities. It does not change the law, and it does not give a license to persons to import or export illegal drugs into the United States. Although we must concede that FDA has not often prosecuted those importing illegal drugs into the United States from Canada, FDA reserves the right to do so in the appropriate circumstance.

POTENTIAL LIABILITY

As noted in your letter, there are many potential avenues of civil and criminal liability for parties involved in violations of the Act. A court can enjoin violations of the Act. 21 U.S.C. § 332. A person who violates the Act can also be held criminally liable. 21 U.S.C. § 333. A misdemeanor violation of the Act is a strict liability offense. See United States v. *Dotterweich*, 320 U.S. 277, 284 (1943); 21 U.S.C. § 333(a)(1). A violation that is committed with intent to defraud or mislead or after a prior conviction for violating the Act is a felony. 21 U.S.C. § 333(a)(2). Separately, it is a felony to knowingly import a drug in violation of the reimport prohibition. 21 U.S.C. §§ 333(b)(1)(A), 381(d)(1).

Those who can be found civilly and criminally liable include all who cause a prohibited act. 21 U.S.C. § 331 ("The following acts and the causing thereof are hereby prohibited"). Those who aid and abet a criminal violation of the Act, or conspire to violate the Act, can also be found criminally liable. 18 U.S.C. §§ 2, 371.

Beyond articulating these general principles, we are unable to advise you as to whether, in the factual scenario that you set forth in your letter, Expedite Rx, the plan sponsor, the plan administrator, the plan member, SPC, the Canadian pharmacy, or the Canadian doctor could be found liable under one or more of these avenues. We are reluctant to give an advisory opinion, especially because potential liability is a very fact-specific inquiry. However, any party participating in this kind of import plan does so at its own legal risk. Of course, if FDA were to take enforcement action in this scenario, our highest enforcement priority would not be actions against consumers.

CONCLUSION

I hope that the above discussion is helpful to you. From a public health standpoint, FDA is very concerned about the kind of scenario described in your letter. In our experience, many drugs obtained from foreign sources that purport and appear to be the same as U.S.-approved prescription drugs have been of unknown quality. FDA approves a drug based on scientific data submitted by the drug sponsor to demonstrate that the drug is safe and effective. We cannot provide adequate assurance to the American public that the drug products delivered to consumers in the United States from foreign countries are the same products approved by FDA.

Thank you for your interest in this matter. If you need additional information, please feel free to contact me.

Sincerely yours,



William K. Hubbard
Associate Commissioner for Policy and Planning

Enclosures:
Personal Import Policy

SUBCHAPTER

COVERAGE OF PERSONAL IMPORTATIONS

PURPOSE

To provide guidance for the coverage of personal-use quantities of FDA-regulated imported products in baggage and mail and to gain the greatest degree of public protection with allocated resources.

BACKGROUND

Because the amount of merchandise imported into the United States in personal shipments is normally small, both in size and value, comprehensive coverage of these imports is normally not justified. This guidance clarifies how FDA may best protect consumers with a reasonable expenditure of resources.

There has always been a market in the United States for some foreign made products that are not available domestically. For example, individuals of differing ethnic backgrounds sometimes prefer products from their homeland or products labeled in their native language to products available in the United States. Other individuals seek medical treatments that are not available in this country. Drugs are sometimes mailed to this country in response to a prescription-like order to allow continuation of a therapy initiated abroad. With increasing international travel and world trade, we can anticipate that more people will purchase products abroad that may not be approved, may be health frauds or may be otherwise not legal for sale in the United States.

In addition, FDA must be alert to foreign and domestic businesses that promote or ship unapproved, fraudulent or otherwise illegal medical treatments into the United States or who encourage persons to order these products. Such treatments may be promoted to individuals who believe that treatments available abroad will be effective in the treatment of serious conditions such as AIDS or cancer. Because some countries do not regulate or restrict the exportation of products, people who mail order from these businesses may not be afforded the protection of either foreign or U.S. laws. In view of the potential scale of such operations, FDA has focused its enforcement resources more on products that are shipped commercially, including small shipments solicited by mail-order promotions, and less on those products that are personally carried, shipped by a personal non-commercial representative of a consignee, or shipped from foreign medical facility where a person has undergone treatment.

PERSONAL BAGGAGE

FDA personnel are not to examine personal baggage. This responsibility rests with the U.S. Customs Service. It is expected that a Customs officer will notify their local FDA district office when he or she has detected a shipment of an FDA-regulated article intended for commercial distribution (see GENERAL GUIDANCE below) an article that FDA has specifically requested be detained, or an FDA regulated article that appears to represent a health fraud or an unknown risk to health.

When items in personal baggage are brought to FDA's attention, the district office should use its discretion, on a case-by-case basis, in accordance with the guidance provided under GENERAL GUIDANCE below, in deciding whether to request a sample, detain the article, or take other appropriate action.

MAIL SHIPMENTS

FDA personnel are responsible for monitoring mail importations. It is expected that a Customs officer from the Customs Mail Division will examine a parcel and will set it aside if it appears to contain a drug, biologic, or device, an article that FDA has specifically requested be held, or an FDA-regulated article that appears to represent a health fraud or unknown risk to health.

FDA should audit those parcels set aside by Customs in accordance with the guidance provided under GENERAL GUIDANCE below, using the following procedures:

Prepare a Collection Report for each parcel sampled. Generally, a physical sample is not required on mail importations because a documentary sample (for example, labeling, labels and inserts) will be sufficient for most regulatory purposes. If a physical sample is needed, collect only the minimum necessary for analysis by the laboratory. The remaining portion should not be removed from the custody of the Customs Mail Division.

Importations detained in accordance with this guidance should be held by Customs until they are either released or refused entry. Attached as guidance are two specimen letters that may be sent with the Notice of Detention and Hearing when a parcel is detained. (See Exhibit 9-3 for use in general mail importations and Exhibit 9-4 for use in unapproved drug or device mail importations).

On occasion, products detained by FDA will be mixed with non-FDA-regulated products. When we refuse admission of the FDA-regulated portion, any request for the release of the non-FDA-regulated portion should be referred to the Customs Mail Division with a Notice of Refusal of Admission covering the detained article. Final disposition of all merchandise, including the destruction of detained merchandise, is the responsibility of Customs.

GENERAL GUIDANCE

The statements in this chapter are intended only to provide operating guidance for FDA personnel and are not intended to create or confer any rights, privileges, or benefits on or for any private person.

FDA personnel may use their discretion to allow entry of shipments of violative FDA regulated products when the quantity and purpose are clearly for personal use, and the product does not present an unreasonable risk to the user. Even though all products that appear to be in violation of statutes administered by FDA are subject to refusal, FDA personnel may use their discretion to examine the background, risk, and purpose of the product before making a final decision. Although FDA may use discretion to allow admission of certain violative items, this should not be interpreted as a license to individuals to bring in such shipments.

Commercial or Promotional Shipments

Commercial and promotional shipments are not subject to this guidance. Whether or not a shipment is commercial or promotional may be determined by a number of factors including, for example, the type of product, accompanying literature, size, value, and/or destination of the shipment. FDA personnel may also consider whether an importation of drugs or medical devices is a commercial shipment by evaluating whether the article appears to have been purchased for personal use or whether the quantity suggests commercial distribution (i.e., the supply exceeds what one person might take in approximately three months). Commercial shipments generally include shipments other than those products that are personally carried, shipped by a personal non-commercial representative of a consignee, or shipped from a foreign medical facility where a person has undergone treatment.

Products Other than Drugs and Devices

Many products other than drugs, biologics, and devices that individuals seek to import in personal quantities do not pose a significant health risk although they appear to be violative and may be the subject of an import alert or automatic detention based on standards violations, filth, and/or labeling problems. When such items are brought to FDA's attention by Customs, it may be appropriate for FDA personnel to use their discretion to "Release with Comment" and advise the importer of the agency's concerns. FDA personnel should be alert to and should detain those products that do pose a significant health risk.

Drugs, Biologics, and Devices

When personal shipments of drugs and devices that appear violative are brought to FDA's attention by Customs, FDA personnel will use their discretion to decide on a case by case basis whether to detain, refuse, or allow entry of the product. Generally, drugs and devices subject to Import Alerts are not amenable to this guidance. Devices to be used by practitioners for treating patients should not be viewed as personal importations subject to this chapter. Drugs subject to Drug Enforcement Agency (DEA) jurisdiction should be returned to Customs for handling.

In deciding whether to exercise discretion to allow personal shipments of drugs or devices, FDA personnel may consider a more permissive policy in the following situations:

1. when the intended use is appropriately identified, such use is not for treatment of a serious condition, and the product is not known to represent a significant health risk; or

2. when a) the intended use is unapproved and for a serious condition for which effective treatment may not be available domestically either through commercial or clinical means; b) there is no known commercialization or promotion to persons residing in the U.S. by those involved in the distribution of the product at issue; c) the product is considered not to represent an unreasonable risk; and d) the individual seeking to import the product affirms in writing that it is for the patient's own use (generally not more than 3 month supply)and provides the name and address of the doctor licensed in the U.S. responsible for his or her treatment with the product, or provides evidence that the product is for the continuation of a treatment begun in a foreign country.

If there are any questions about the application of these factors to any product, the product should be detained and FDA personnel should consult with the appropriate headquarters office.

When a shipment is not refused entry, FDA personnel may consider issuing a "Release with Comment" and, as appropriate, advise the recipient that 1) the drug (or device) that has been obtained for personal use appears to be unapproved in the United States; 2) the drug (or device) should be used under medical supervision; 3) FDA may detain future shipments of this product; and 4) the patient's physician should consider for example, enrolling the patient in an Investigational study or applying for Investigation New Drug (IND), Compassionate IND, or Treatment IND exemption.

IMPORT ALERTS

FDA personnel should recommend to the Division of Import Operations and Policy (HFC-170) the issuance of an import alert if they encounter:

1. personal importation of products that represent either a direct or indirect health risk; or

2. the promotion of unapproved foreign products for mail order shipment; or repeated importation of products that represent fraud*.

*(See Compliance Policy Guides Manual, Section 120.500,"Health Fraud - Factors in Considering Regulatory Action" (CPG 7150.10))

ANNEX E

SECTIONS 1121 AND 1122 OF THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT, AND MODERNIZATION ACT OF 2003 (PUBLIC LAW 108-173), AMENDING SECTION 804 OF THE FD&C ACT AND ORDERING STUDY BY HHS

PUBLIC LAW 108–173—DEC. 8, 2003

MEDICARE PRESCRIPTION DRUG, IMPROVEMENT, AND MODERNIZATION ACT OF 2003

21 USC 355 note.

SEC. 1118. EFFECTIVE DATE.

This subtitle shall—

(1) take effect 30 days after the date of the enactment of this Act; and

(2) shall apply to agreements described in section 1112 that are entered into 30 days after the date of the enactment of this Act.

Subtitle C—Importation of Prescription Drugs

SEC. 1121. IMPORTATION OF PRESCRIPTION DRUGS.

21 USC 535.

(a) IN GENERAL.—Chapter VIII of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. 381 et seq.) is amended by striking section 804 and inserting the following:

"SEC. 804. IMPORTATION OF PRESCRIPTION DRUGS.

"(a) DEFINITIONS.—In this section:

"(1) IMPORTER.—The term 'importer' means a pharmacist or wholesaler.

"(2) PHARMACIST.—The term 'pharmacist' means a person licensed by a State to practice pharmacy, including the dispensing and selling of prescription drugs.

"(3) PRESCRIPTION DRUG.—The term 'prescription drug' means a drug subject to section 503(b), other than—

"(A) a controlled substance (as defined in section 102 of the Controlled Substances Act (21 U.S.C. 802));

"(B) a biological product (as defined in section 351 of the Public Health Service Act (42 U.S.C. 262));

"(C) an infused drug (including a peritoneal dialysis solution);

"(D) an intravenously injected drug;

"(E) a drug that is inhaled during surgery; or

"(F) a drug which is a parenteral drug, the importation of which pursuant to subsection (b) is determined by the Secretary to pose a threat to the public health, in which case section 801(d)(1) shall continue to apply.

"(4) QUALIFYING LABORATORY.—The term 'qualifying laboratory' means a laboratory in the United States that has been approved by the Secretary for the purposes of this section.

"(5) WHOLESALER.—

"(A) IN GENERAL.—The term 'wholesaler' means a person licensed as a wholesaler or distributor of prescription drugs in the United States under section 503(e)(2)(A).

"(B) EXCLUSION.—The term 'wholesaler' does not include a person authorized to import drugs under section 801(d)(1).

"(b) REGULATIONS.—The Secretary, after consultation with the United States Trade Representative and the Commissioner of Customs, shall promulgate regulations permitting pharmacists and wholesalers to import prescription drugs from Canada into the United States.

"(c) LIMITATION.—The regulations under subsection (b) shall—

"(1) require that safeguards be in place to ensure that each prescription drug imported under the regulations complies with section 505 (including with respect to being safe and effective for the intended use of the prescription drug), with sections 501 and 502, and with other applicable requirements of this Act;

"(2) require that an importer of a prescription drug under the regulations comply with subsections (d)(1) and (e); and

"(3) contain any additional provisions determined by the Secretary to be appropriate as a safeguard to protect the public health or as a means to facilitate the importation of prescription drugs.

"(d) INFORMATION AND RECORDS.—

"(1) IN GENERAL.—The regulations under subsection (b) shall require an importer of a prescription drug under subsection (b) to submit to the Secretary the following information and documentation:

"(A) The name and quantity of the active ingredient of the prescription drug.

"(B) A description of the dosage form of the prescription drug.

"(C) The date on which the prescription drug is shipped.

"(D) The quantity of the prescription drug that is shipped.

"(E) The point of origin and destination of the prescription drug.

"(F) The price paid by the importer for the prescription drug.

"(G) Documentation from the foreign seller specifying—

"(i) the original source of the prescription drug; and

"(ii) the quantity of each lot of the prescription drug originally received by the seller from that source.

"(H) The lot or control number assigned to the prescription drug by the manufacturer of the prescription drug.

"(I) The name, address, telephone number, and professional license number (if any) of the importer.

"(J)(i) In the case of a prescription drug that is shipped directly from the first foreign recipient of the prescription drug from the manufacturer:

"(I) Documentation demonstrating that the prescription drug was received by the recipient from the manufacturer and subsequently shipped by the first foreign recipient to the importer.

"(II) Documentation of the quantity of each lot of the prescription drug received by the first foreign recipient demonstrating that the quantity being imported into the United States is not more than the quantity that was received by the first foreign recipient.

"(III)(aa) In the case of an initial imported shipment, documentation demonstrating that each batch of the prescription drug in the shipment was statistically sampled and tested for authenticity and degradation.

"(bb) In the case of any subsequent shipment, documentation demonstrating that a statistically valid sample of the shipment was tested for authenticity and degradation.

"(ii) In the case of a prescription drug that is not shipped directly from the first foreign recipient of the prescription drug from the manufacturer, documentation demonstrating that each batch in each shipment offered for importation into the United States was statistically sampled and tested for authenticity and degradation.

"(K) Certification from the importer or manufacturer of the prescription drug that the prescription drug—

"(i) is approved for marketing in the United States and is not adulterated or misbranded; and

"(ii) meets all labeling requirements under this Act.

"(L) Laboratory records, including complete data derived from all tests necessary to ensure that the prescription drug is in compliance with established specifications and standards.

"(M) Documentation demonstrating that the testing required by subparagraphs (J) and (L) was conducted at a qualifying laboratory.

"(N) Any other information that the Secretary determines is necessary to ensure the protection of the public health.

Records.

"(2) MAINTENANCE BY THE SECRETARY.—The Secretary shall maintain information and documentation submitted under paragraph (1) for such period of time as the Secretary determines to be necessary.

"(e) TESTING.—The regulations under subsection (b) shall require—

"(1) that testing described in subparagraphs (J) and (L) of subsection (d)(1) be conducted by the importer or by the manufacturer of the prescription drug at a qualified laboratory;

"(2) if the tests are conducted by the importer—

"(A) that information needed to—

"(i) authenticate the prescription drug being tested; and

"(ii) confirm that the labeling of the prescription drug complies with labeling requirements under this Act;

be supplied by the manufacturer of the prescription drug to the pharmacist or wholesaler; and

Confidentiality.

"(B) that the information supplied under subparagraph (A) be kept in strict confidence and used only for purposes of testing or otherwise complying with this Act; and

"(3) may include such additional provisions as the Secretary determines to be appropriate to provide for the protection of trade secrets and commercial or financial information that is privileged or confidential.

"(f) REGISTRATION OF FOREIGN SELLERS.—Any establishment within Canada engaged in the distribution of a prescription drug that is imported or offered for importation into the United States shall register with the Secretary the name and place of business of the establishment and the name of the United States agent for the establishment.

"(g) SUSPENSION OF IMPORTATION.—The Secretary shall require that importations of a specific prescription drug or importations by a specific importer under subsection (b) be immediately suspended on discovery of a pattern of importation of that specific prescription drug or by that specific importer of drugs that are counterfeit or in violation of any requirement under this section, until an investigation is completed and the Secretary determines that the public is adequately protected from counterfeit and violative prescription drugs being imported under subsection (b).

"(h) APPROVED LABELING.—The manufacturer of a prescription drug shall provide an importer written authorization for the importer to use, at no cost, the approved labeling for the prescription drug.

"(i) CHARITABLE CONTRIBUTIONS.—Notwithstanding any other provision of this section, section 801(d)(1) continues to apply to a prescription drug that is donated or otherwise supplied at no charge by the manufacturer of the drug to a charitable or humanitarian organization (including the United Nations and affiliates) or to a government of a foreign country.

"(j) WAIVER AUTHORITY FOR IMPORTATION BY INDIVIDUALS.—

"(1) DECLARATIONS.—Congress declares that in the enforcement against individuals of the prohibition of importation of prescription drugs and devices, the Secretary should—

"(A) focus enforcement on cases in which the importation by an individual poses a significant threat to public health; and

"(B) exercise discretion to permit individuals to make such importations in circumstances in which—

"(i) the importation is clearly for personal use; and

"(ii) the prescription drug or device imported does not appear to present an unreasonable risk to the individual.

"(2) WAIVER AUTHORITY.—

"(A) IN GENERAL.—The Secretary may grant to individuals, by regulation or on a case-by-case basis, a waiver of the prohibition of importation of a prescription drug or device or class of prescription drugs or devices, under such conditions as the Secretary determines to be appropriate.

"(B) GUIDANCE ON CASE-BY-CASE WAIVERS.—The Secretary shall publish, and update as necessary, guidance that accurately describes circumstances in which the Secretary will consistently grant waivers on a case-by-case basis under subparagraph (A), so that individuals may know with the greatest practicable degree of certainty whether a particular importation for personal use will be permitted.

"(3) DRUGS IMPORTED FROM CANADA.—In particular, the Secretary shall by regulation grant individuals a waiver to permit individuals to import into the United States a prescription drug that—

Regulations.

"(A) is imported from a licensed pharmacy for personal use by an individual, not for resale, in quantities that do not exceed a 90-day supply;

"(B) is accompanied by a copy of a valid prescription;

"(C) is imported from Canada, from a seller registered with the Secretary;

"(D) is a prescription drug approved by the Secretary under chapter V;

"(E) is in the form of a final finished dosage that was manufactured in an establishment registered under section 510; and

"(F) is imported under such other conditions as the Secretary determines to be necessary to ensure public safety.

"(k) CONSTRUCTION.—Nothing in this section limits the authority of the Secretary relating to the importation of prescription drugs, other than with respect to section 801(d)(1) as provided in this section.

"(l) EFFECTIVENESS OF SECTION.—

"(1) COMMENCEMENT OF PROGRAM.—This section shall become effective only if the Secretary certifies to the Congress that the implementation of this section will—

(A) pose no additional risk to the public's health and safety; and

(B) result in a significant reduction in the cost of covered products to the American consumer.

"(2) TERMINATION OF PROGRAM.—

"(A) IN GENERAL.—If, after the date that is 1 year after the effective date of the regulations under subsection (b) and before the date that is 18 months after the effective date, the Secretary submits to Congress a certification that, in the opinion of the Secretary, based on substantial evidence obtained after the effective date, the benefits of implementation of this section do not outweigh any detriment of implementation of this section, this section shall cease to be effective as of the date that is 30 days after the date on which the Secretary submits the certification.

"(B) PROCEDURE.—The Secretary shall not submit a certification under subparagraph (A) unless, after a hearing on the record under sections 556 and 557 of title 5, United States Code, the Secretary—

"(i)(I) determines that it is more likely than not that implementation of this section would result in an increase in the risk to the public health and safety;

"(II) identifies specifically, in qualitative and quantitative terms, the nature of the increased risk;

"(III) identifies specifically the causes of the increased risk; and

"(IV)(aa) considers whether any measures can be taken to avoid, reduce, or mitigate the increased risk; and

"(bb) if the Secretary determines that any measures described in item (aa) would require additional statutory authority, submits to Congress a report describing the legislation that would be required;

"(ii) identifies specifically, in qualitative and quantitative terms, the benefits that would result from implementation of this section (including the benefit of reductions in the cost of covered products to consumers in the United States, allowing consumers to procure needed medication that consumers might not otherwise be able to procure without foregoing other necessities of life); and "(iii)(I) compares in specific terms the detriment identified under clause (i) with the benefits identified under clause (ii); and

"(II) determines that the benefits do not outweigh the detriment.

"(m) AUTHORIZATION OF APPROPRIATIONS.—There are authorized to be appropriated such sums as are necessary to carry out this section.".

(b) CONFORMING AMENDMENTS.—The Federal Food, Drug, and Cosmetic Act is amended—

(1) in section 301(aa) (21 U.S.C. 331(aa)), by striking "covered product in violation of section 804" and inserting "prescription drug in violation of section 804"; and

(2) in section 303(a)(6) (21 U.S.C. 333(a)(6), by striking "covered product pursuant to section 804(a)" and inserting "prescription drug under section 804(b)".

SEC. 1122. STUDY AND REPORT ON IMPORTATION OF DRUGS.

21 USC 384 note.

The Secretary, in consultation with appropriate government agencies, shall conduct a study on the importation of drugs into the United States pursuant to section 804 of the Federal Food, Drug, and Cosmetic Act (as added by section 1121 of this Act). Not later than 12 months after the date of the enactment of this Act, the Secretary shall submit to the appropriate committees of the Congress a report providing the findings of such study.

SEC. 1123. STUDY AND REPORT ON TRADE IN PHARMACEUTICALS.

21 USC 381 note.

The President's designees shall conduct a study and report on issues related to trade and pharmaceuticals.

TITLE XII—TAX INCENTIVES FOR HEALTH AND RETIREMENT SECURITY

SEC. 1201. HEALTH SAVINGS ACCOUNTS.

(a) IN GENERAL.—Part VII of subchapter B of chapter 1 of the Internal Revenue Code of 1986 (relating to additional itemized deductions for individuals) is amended by redesignating section 223 as section 224 and by inserting after section 222 the following new section:

26 USC 223, 224.

"SEC. 223. HEALTH SAVINGS ACCOUNTS.

26 USC 223.

"(a) DEDUCTION ALLOWED.—In the case of an individual who is an eligible individual for any month during the taxable year, there shall be allowed as a deduction for the taxable year an amount equal to the aggregate amount paid in cash during such taxable year by or on behalf of such individual to a health savings account of such individual.

"(b) LIMITATIONS.—

"(1) IN GENERAL.—The amount allowable as a deduction under subsection (a) to an individual for the taxable year shall not exceed the sum of the monthly limitations for months during such taxable year that the individual is an eligible individual.

"(2) MONTHLY LIMITATION.—The monthly limitation for any month is $1/12$ of—

Five Giralda Farms
Madison, NJ 07940

Bryan A. Supran
Corporate Counsel
973 660 5722 tel
973 660 7155 fax
supranb@wyeth.com

Wyeth

January 14, 2005

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Regarding Supply of Prescription Drugs to Foreign Markets and Importation into the U.S. – Supplemental Letter

Dear Sir or Madam:

This letter supplements the no-action request letter (the "Request"), dated December 21, 2004, submitted by Wyeth (the "Company") relating to the above-captioned stockholder proposals. Capitalized terms used in this supplemental letter that are not otherwise defined herein have the meanings ascribed to them in the Request.

Upon further review of the full submission documentation relating to each of the Proposals (enclosed herewith), it appears that each of the Ohio Public Employees Retirement System, the New York City Employees' Retirement System and the Vermont State Teachers Retirement System / Vermont State Employees Retirement System intended to co-sponsor the First Proposal. The Company hereby accepts these stockholders as co-sponsors of the First Proposal.

It also appears that, by submission of the Modified Proposal, the New York State Common Retirement Fund intended to co-sponsor the First Proposal. As discussed in detail in the Request, the text of the Modified Proposal was nearly identical to the text of the First Proposal and the difference was not substantive. The Company hereby accepts the New York State Common Retirement Fund as a co-sponsor of the First Proposal.

As noted in the Request, while the subject matter is the same, the text of the Duplicative Proposal and supporting statement differs significantly from the text of the First Proposal and supporting statement. The Duplicative Proposal was received by the Company after it received the First Proposal, and the proponent of

Wyeth

the Duplicative Proposal, the Minnesota State Board of Investment, did not indicate that it wished to be considered a co-sponsor of the First Proposal. Accordingly, the Company maintains its assertion that the Duplicative Proposal is excludable under Rule 14a-8(i)(11) on the grounds set forth in the Request.

A copy of this letter and enclosures is being mailed to the proponents and co-sponsors of each of the Proposals.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its enclosures. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Bryan A. Supran

Enclosures

cc: American Federation of State, County and
Municipal Employees' Pension Plan (First Proposal)
Ohio Public Employees Retirement System (Identical Proposal)
New York City Employees' Retirement System (Identical Proposal)
Vermont State Teachers Retirement System / Vermont State Employees
Retirement System (Identical Proposal)
New York State Common Retirement Fund (Modified Proposal)
Minnesota State Board of Investment (Duplicative Proposal)

Eileen M. Lach, Corporate Secretary

American Federation of State, County and Municipal Employees' Pension Plan (First Proposal)


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 21, 2004

VIA Overnight Mail and Telecopier (973) 660-5771

Wyeth
Five Giralda Farms
Madison, New Jersey 07940
Attention: Eileen M. Lach, Vice President, Associate General Counsel, and Corporate Secretary

Dear Ms. Lach:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of Wyeth (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

enclosure

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is

being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.


AMERICAN FEDERATION
STATE
COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

County and Municipal Employees
Vashington, D.C. 20036
ENSION PLAN


RECEIVED
OCT 2 2 2004
EILEEN M. LACH

October 21, 2004

elecopier (973) 660-5771

Vice President, Associate General Counsel,

CME Employees Pension Plan (the "Plan"), I
uant to the 2004 proxy statement of Wyeth
tends to present the attached proposal (the
al meeting of shareholders (the "Annual
Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

enclosure


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 22, 2004

VIA Overnight Mail and Telecopier (973) 660-5771

Wyeth
Five Giralda Farms
Madison, New Jersey 07940
Attention: Eileen M. Lach, Vice President, Associate General Counsel, and Corporate Secretary

Dear Ms. Lach:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

enclosure



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB/N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 21, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Certification Letter for WYETH (cusip #983024100)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee **for 52,161 shares of Wyeth common stock (cusip # 983024100)** held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan") as of the date of this letter. The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to this letter's date. The Plan continues to hold the shares of **Wyeth** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky



Ohio Public Employees Retirement System
(Identical Proposal)



OPERS Ohio Public Employees Retirement System

277 East Town Street Columbus, Ohio 43215-4642 1-800-222-PERS (7377) www.opers.org

When replying please give the number below.
This is used to identify your account in OPERS.

October 25, 2004

VIA Overnight Mail and Telecopier (973) 660-5771
Wyeth
Five Giralda Farms
Madison, New Jersey 07940
Attention: Eileen M. Lach, Vice President, Associate General Counsel and Corporate Secretary

Re: OPERS co-sponsorship of Canadian Drug Reimportation Shareholder Proposal

Dear Ms. Lach,

We are writing to you to give you notice that pursuant to the 2004 proxy statement of Wyeth. (the "Company"), the Ohio Public Employees Retirement System ("OPERS") intends to cosponsor the shareholder proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan (the "Plan") for consideration at the 2005 annual meeting of shareholders (the "Annual Meeting"). OPERS is the beneficial owner of 2,687,032 shares of voting common stock of the Company.

OPERS has held shares of voting common stock in the Company valued at more than $2,000 for over one year and OPERS intends to continue to hold shares of voting common stock in the Company valued at more than $2,000 through the date on which the Annual Meeting is held.

The Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to OPERS Corporate Governance Officer, Cynthia Richson, at 614/222-0398.

Sincerely,

Laurie Fiori Hacking

Laurie Fiori Hacking
Executive Director

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is

being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

BANK ONE.

Jeff Chernauskas
Custody Trust Administrator
Institutional Account Administration

Banc One Investment Management
Institutional Services Group
1111 Polaris Parkway, Suite 2-N
Columbus, OH 43240

Tel 614-248-1849
Toll Free Number
1-877-244-1083
Fax 614-244-4101

October 25, 2004

Cynthia Richson
Ohio Public Employees Retirement System
277 East Town Street
Columbus, Ohio 43215

Cynthia,

The certified position for Wyeth for all OPERS portfolios is 2,687,032 shares.

Please call me if you have questions.

Thank You,



Jeff Chernauskas
BankOne, N.A.

10/25/04 MON 09:25 [TX/RX NO 7873]

o Public Employees Retirement System

:t Town Street Columbus, Ohio 43215-4642 1-800-222-PERS (7377) www.opers.org

When replying please give the number below.
This is used to identify your account in OPERS.

elecopier (973) 660-5771

)
'ice President, Associate General Counsel and Corporate

ıip of Canadian Drug Reimportation Shareholder Proposal

ı to give you notice that pursuant to the 2004 proxy
ɔmpany"), the Ohio Public Employees Retirement System
nsor the shareholder proposal (the "Proposal") submitted to
cover by the AFSCME Employees Pension Plan (the
"Plan") for consideration at the 2005 annual meeting of shareholders (the "Annual Meeting"). OPERS is the beneficial owner of 2,687,032 shares of voting common stock of the Company.

OPERS has held shares of voting common stock in the Company valued at more than $2,000 for over one year and OPERS intends to continue to hold shares of voting common stock in the Company valued at more than $2,000 through the date on which the Annual Meeting is held.

The Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to OPERS Corporate Governance Officer, Cynthia Richson, at 614/222-0398.

Sincerely,



Laurie Fiori Hacking
Executive Director

New York City Employees' Retirement System (Identical Proposal)

4



Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

November 8, 2004

Ms. Eileen M. Lach
Secretary
Wyeth
5 Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System (the "System"). The System's board of trustees has authorized the Comptroller to inform you of its intention to co-sponsor the enclosed proposal, which was submitted to you by the American Federation of State, County and Municipal Employees' Pension Plan for the consideration and vote of stockholders at the Company's next annual meeting.

Letters from the System's current and former custodian banks, Bank of New York and Citibank, N.A., respectively, certifying the System's ownership, for over a year, of shares of Wyeth common stock are enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

The System, along with the sponsor and other co-sponsors, would be happy to discuss the proposal with you. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is

being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 8, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

1,963,229 shares of **WYETH COMPANY**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

November 8, 2004

To Whom It May Concern

Re: Wyeth - **CUSIP NO. 983024100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Employee Retirement Systems.

New York City Employee Retirement Systems 1,802,130 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

Vermont State Teachers Retirement System / Vermont State Employees Retirement System (Identical Proposal)


SIGILLUM CIVITATIS NOVI EBORACI
1625

FAX TRANSMITTAL

The City of New York Office of the Comptroller Pension Policy Unit

Date: November 10, 2004

To: Ms Eileen M. Lach

Company/Organization: Wyeth

Fax No. 973-660-7538

From: Mercy Agu

Phone: (212) 669-7444

Message:

No. of Pages: 6 including cover

JEB SPAULDING
STATE TREASURER

RETIREMENT DIVISION
TEL: (802) 828-2305
FAX: (802) 828-5182



ABANDONED PROPERTY
TEL: (802) 828-2407

ACCOUNTING DIVISION
TEL: (802) 828-2301
FAX: (802) 828-2884

STATE OF VERMONT
OFFICE OF THE STATE TREASURER

FACSIMILE COVER SHEET

TO: Eileen M. Lach 573-660-~~2073~~ 7538
Wyeth tel - -6112

FROM: Jeb Spaulding

DATE: 11-10-04

NUMBER OF PAGES: 4 (including cover sheet)

SUBJECT: shareholder proposal

COMMENTS:
The original documents are being sent via Fed-Ex.
Barbara Agnew

If you have any problems receiving this fax transmission, or if you have received it in error, please contact the sender immediately at 802-828-2301. Thank you.

\forms\faxcover

133 STATE STREET • MONTPELIER, VERMONT 05633-6200
TREASURER: (802) 828-2301 • TOLL-FREE (IN VT ONLY): 1-800-642-3191 • FAX: (802) 828-2772
www.tre.state.vt.us

JEB SPAULDING
STATE TREASURER

RETIREMENT DIVISION
TEL: (802) 828-2305
FAX: (802) 828-5182



ABANDONED PROPERTY DIVISION
TEL: (802) 828-2407

ACCOUNTING DIVISION
TEL: (802) 828-2301
FAX: (802) 828-2884

STATE OF VERMONT
OFFICE OF THE STATE TREASURER

November 10, 2004

VIA Overnight Mail and Telecopier (973) 660-5771

Wyeth
Five Giralda Farms
Madison, New Jersey 07940
Attention: Eileen M.Lach, Vice President, Associate General Counsel, and Corporate Secretary

Dear Ms. Lach,

I write to give notice that pursuant to the 2004 proxy statement of Eli Lilly and Company (the "Company"), the **Vermont State Teachers Retirement System and the Vermont State Employees Retirement System (Vermont Retirement Systems)** intend to cosponsor the shareholder proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan (the "Plan") for consideration at the 2005 annual meeting of shareholders (the "Annual Meeting").

The Vermont Retirement Systems have voted to authorize me, as a member of each board and statutory custodian of the funds, to pursue this issue on their behalf.

The Vermont State Teachers Retirement System is the beneficial owner of 310,000 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. The Vermont State Employees Retirement System is the beneficial owner of 49,000 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, as of this writing, The Vermont Retirement Systems intend to hold the Shares through the date on which the Annual Meeting is held. A copy of a letter verifying our ownership, authored and signed by our custodian, State Street, is attached to this letter.

The Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 802-828-1452.

Sincerely,



Jeb Spaulding
Vermont State Treasurer

133 STATE STREET • MONTPELIER, VERMONT 05633-6200
TREASURER: (802) 828-2301 • TOLL-FREE (in VT only): 1-800-642-3191
www.tre.state.vt.us



STATE STREET.

Patrick M. Donohoe
Vice President

Public Funds Services
State Street Financial Center
One Lincoln Street, 19th Floor
Boston, MA 02111-2900

Telephone: 617 664 9431
Facsimile: 617 769 6939
pmdonohoe@statestreet.com

November 5, 2004

The Honorable Jeb Spaulding
Vermont State Treasurer
133 State Street
Montpelier, VT 05633

RE: Vermont State Teachers Retirement System

Dear Treasurer Spaulding:

Based on the custody records here at State Street Bank & Trust Company, please consider this your proof of ownership for the above referenced plan for positions in the following companies as of October 31, 2004:

Company Name	Shares Owned	Market Value
Pfizer Inc.	349,845	$10,128,012.75
Wyeth	310,000	$4,760,602.87
Eli Lilly + Co.	24,702	$1,356,386.82

I have reviewed the trade history and the Vermont State Teachers Retirement System has held positions in all three of the above companies for over 1 year. If you require any additional information, please do not hesitate to contact me at the number above.

Sincerely,

Patrick M. Donohoe
Vice President



STATE STREET.

Patrick M. Donohoe
Vice President

Public Funds Services
State Street Financial Center
One Lincoln Street, 19th Floor
Boston, MA 02111-2900

Telephone: 617 664 9431
Facsimile: 617 769 8959
pmdonohoe@statestreet.com

November 5, 2004

The Honorable Jeb Spaulding
Vermont State Treasurer
133 State Street
Montpelier, VT 05633

RE: Vermont State Employees' Retirement System

Dear Treasurer Spaulding:

Based on the custody records here at State Street Bank & Trust Company, please consider this your proof of ownership for the above referenced plan for positions in the following companies as of October 31, 2004:

Company Name	Shares Owned	Market Value
Pfizer Inc.	270,636	$7,834,912.20
Wyeth	49,000	$1,942,850.00
Eli Lilly + Co.	11,300	$620,483.00

I have reviewed the trade history and the Vermont State Employees' Retirement System has held positions in all three of the above companies for over 1 year. If you require any additional information, please do not hesitate to contact me at the number above.

Sincerely,

Patrick M. Donohoe
Vice President

New York State Common Retirement Fund
(Modified Proposal)




RECEIVED
NOV 1 8 2004
EILEEN M. LACH

State of New York
OFFICE OF THE STATE COMPTROLLER
EXECUTIVE DIVISION

Julie Gresham
Director of Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4480
Fax- (212) 681-4468

To: Eileen Lach

Agency: Corporate Secretary - Wyeth

Phone Number: 973/660-5000

Fax Number: 973/660-7026

Date: 11/17/04

Pages including cover: 5

Message:

The contents of this transmission are confidential. If you have received this message in error or if this message was incomplete/illegible please contact George Wong at **(212) 681-4481**

ALAN G. HEVESI
COMPTROLLER



110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 17, 2004

Via Overnight Mail and FAX

Ms. Eileen M. Lach
Vice President, Associate General Counsel, and Corporate Secretary
Wyeth
5 Giralda Farms
Madison, New Jersey 07940

Dear Ms. Lach:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund'). The Fund has assets totaling approximately $118 billion, including the beneficial ownership of 5,130,641 shares in Wyeth.

I understand that a resolution requesting the company to provide shareholders with a report on the feasibility of adopting a policy that does not constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, has been submitted by the American Federation of State, County and Municipal Employees. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

The Fund as a large, long-term investor supports policies that advance the company's reputation with customers and, consequently, market development. Particularly where companies such as Wyeth limit sales of its products as a business strategy, I believe that the Board has an obligation to apprise the shareholders of its actions and plans in this regard. In addition to reputational risks, there are potential regulatory risks, such as actions being filed by retailers before the Canadian Competition Tribunal for alleged violations of competition laws, and possible antitrust actions here in the U.S.

The Fund has held more than $2,000 worth of shares of Wyeth for more than one year, and it is the Comptroller's intention to maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with Rule 14a-8, the Fund's custodian bank will forward to you evidence of beneficial ownership.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2005 annual meeting.

Sincerely,



Alan G. Hevesi

Enclosed

cc: Mr. Robert Russo, J.P. Morgan
Mr. Richard Ferlauto, American Federation of State, County and Municipal Employees

RESOLVED: That the shareholders of Wyeth request that the Board of Directors prepare a feasibility report on adopting a policy that does not constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, to be done at reasonable cost and omitting proprietary information by September 2005.

Supporting Statement

Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

In a letter addressed to "Distributors" in Canada, Wyeth Pharmaceuticals announced on April 26, 2004 that effective May 1, 2004, it would only allow the sale of Wyeth products through distributors in Canada to be sold "to those purchasers that have been approved by Wyeth." Wyeth further stated in its letter that Wyeth products purchased by distributors could "only be sold in Canada." This follows Wyeth's efforts in 2003 to limit sales to specific Canadian pharmacies thought to be selling Wyeth brand products to U.S. citizens over the Internet.

We believe that depriving U.S. citizens of affordable access to Wyeth's products may be harmful to Wyeth's brand name and reputation, and puts Wyeth in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Wyeth is jeopardizing long-term market development and reputation.

We are also concerned that the strategy entails regulatory risk. Retail pharmacies have filed actions before the Canadian Competition Tribunal alleging that Wyeth's limiting supply in Canada violates Canadian competition laws. In the U.S., class action status is being sought in Minnesota and Indiana federal courts alleging violations of U.S. antitrust laws.

We urge shareholders to vote FOR this proposal.

Minnesota State Board of Investment
(Duplicative Proposal)

MINNESOTA STATE BOARD OF INVESTMENT


THE GREAT SEAL OF THE STATE OF MINNESOTA
1858

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

October 19, 2004

Ms. Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2005 Annual Meeting.

Sincerely,

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2005.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words



STATE STREET.
Serving Institutional Investors Worldwide™

P.O Box 351
Boston, Massachusetts 02101

October 19, 2004

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 2,169,424 shares of Wyeth, continuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President

MINNESOTA
STATE

h

s
0

te Board of Investment (MSBI) has asked me to notify
n to sponsor the enclosed proposal for consideration and
olders at the next annual meeting. I submit it to you in
e general rules and regulations under Rule 14a-8 of the
e Act of 1934 and ask that our name be included in your

from State Street Bank and Trust Company of Boston
asserts the Board's ownership, for more than a year, of your outstanding
shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to
hold shares in your company through the date of the 2005 Annual Meeting.

Sincerely,



Howard J. Bicker
Executive Director

HJB:dfg

Howard J. Bicker

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

An Equal Opportunity Employer

MINNESOTA
STATE
BOARD OF
INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

January 14, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposals to Wyeth Regarding Supply of Prescription Drugs

Dear Sir or Madam:

This letter is in response to the December 21, 2004 letter by Wyeth (the Company) in which the Company requests that the Commission not recommend enforcement action if the Company omits from its proxy materials the shareholder proposal submitted by the Minnesota State Board of Investment.

The Minnesota State Board of Investment (the Board) disagrees that implementation would cause the Company to violate federal law or that the Company lacks the authority to implement the resolution. The Board disputes the claim that the Board's resolution is the same as the resolution from AFSCME. The Board's resolution speaks clearly to access to prescription drugs by Canadian wholesalers or pharmacies, whereas the AFSCME resolution specifically addresses reimportation of prescription drugs. The Prescription Drug Marketing Act (PDMA) bans only reimportation, not imports of prescription drugs. Therefore, the resolution is not excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

The Board disagrees that its resolution is excludable under Rule 14a-8(i)(7) as an ordinary business matter. The Board's resolution involves access to prescription drugs which is an issue of significant public concern.

The Board disagrees that its resolution is duplicative. As discussed earlier, the Board's resolution addresses availability of supply to Canadian wholesalers and pharmacies, whereas the AFSCME resolution addresses reimportation. Further, the Board's resolution calls for a different report which is more limited than the report requested by the AFSCME resolution. While the Board's resolution might be subsumed in the AFSCME resolution report, the Board's resolution is more narrow and could stand even if the AFSCME resolution is struck. Therefore, the Board disagrees that its resolution is excludable pursuant to Rule 14a-8(i)(11).

In conclusion, the Board requests that its resolution not be excluded from the Company's proxy materials for its 2005 annual meeting.

A copy of this letter is being mailed to the Company. In accordance with Rule 14a-8(j) under the Exchange Act, I enclose six copies of this letter. I also enclose one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Howard Bicker
Executive Director

Enclosures

cc: Eileen M. Lach, Corporate Secretary, Wyeth
Bryan A. Supran, Corporate Counsel
Christie Eller, Assistant Attorney General, Minnesota Attorney General's Office

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 21, 2004

The first proposal requests that the board prepare a feasibility report on adopting a policy that would require Wyeth not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets. The second proposal requests that the board prepare a report on the effects and risks that arise from Wyeth's policy of limiting the availability of Wyeth's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents.

We are unable to concur in your view that Wyeth may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Wyeth may omit the first proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wyeth may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wyeth may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Wyeth may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of a the first proposal that will be included in Wyeth's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Wyeth relies.

Sincerely,



Robyn Manos
Special Counsel